Better Home & Finance Holding Company Announces Second Quarter 2024 Results and 1-for-50 Reverse Stock Split
•Strong quarter with Funded Loan Volume up 45%, Revenue up 41%, and Total Expenses flat in Q2’24 as compared to Q1’24
•Continue leaning into growth opportunities and expect Q3’24 Funded Loan Volume of over $1 billion
•Positive early indications from investments in AI within the Tinman platform geared towards loan team productivity and customer experience
•Focused on managing towards profitability while growing through improved technology efficiency and corporate cost reductions to offset increased growth expenses
•Effecting a 1-for-50 Reverse Stock Split on Friday, August 16th
New York, NY – August 7, 2024 – Better Home & Finance Holding Company (NASDAQ: BETR; BETRW) (“Better” or the “Company”), a New York-based digitally native homeownership company, today reported financial results for its second quarter ended June 30, 2024.
“We are very pleased with the growth and continued progress towards profitability we demonstrated in the second quarter of 2024, through a continued challenging macro environment with persistently high rates. Our investments in purchase and home equity products, where we see growth being less rate-sensitive, generated sizable outperformance. We also saw strong early performance in sales and operating efficiency through investments in AI and our new commission model,” said Vishal Garg, CEO and Founder of Better.
Second Quarter 2024 Financial Highlights:
GAAP Results:
•Revenue of approximately $31 million, an increase of 41% from $22 million in Q1’24
•Net loss of approximately $42 million as compared with $51 million in Q1’24
•Ended Q2’24 with approximately $507 million of cash, restricted cash, short-term investments, and self-funded loans, as defined by Loans Held for Sale less Warehouse lines of credit
Key Operating Metrics and Non-GAAP Financial Measures:
•Adjusted EBITDA loss of approximately $25 million, compared to $31 million in Q1’24
•Funded loan volume of $962 million, an increase of 45% from Q1’24, across 2,995 Total Loans
•Purchase loan volume grew 50% quarter-over-quarter and comprised 83% of Funded loan volume; HELOC loan volume (which includes home equity lines of credit and closed-end second lien loans) grew 76% quarter-over-quarter and comprised 9% of Funded loan volume; and refinance loan volume declined 5% quarter-over-quarter and comprised the remainder of Funded loan volume
•D2C business grew 86% quarter-over-quarter and comprised 70% of Funded loan volume, with B2B comprising the remainder
“In Q2 we continued leaning into a challenging market and demonstrated operating leverage with our revenue growth outpacing expense growth. We believe the efficiencies gained from continued technology investments and corporate cost reductions will allow us to further narrow our losses as we continue to grow,” said Kevin Ryan, CFO of Better.
Second Quarter 2024 Highlights:
•Funded loan volume and revenue growth driven by Purchase and HELOC loan volume growth

•Total Expenses were approximately flat quarter-over-quarter, with increases to marketing spend and loan production team compensation being offset by lower vendor and corporate compensation expenses compared to the first quarter of 2024
•Shift from fixed compensation plans to commission-based compensation plans for loan officers continues to yield positive early results with respect to loan officer productivity and customer conversion
•Certain nonrecurring benefits to Gain on Sale Revenue that totaled approximately $9 million, including a positive mark-to-market impact on our lock pipeline, and a recovery from a release of our Loan Repurchase Reserve
•Certain nonrecurring expense benefits that totaled approximately $1 million, including reductions in certain reserves and a refund of a state tax refund
•Positive early indications from AI program investments targeting improvements to sales and operating efficiency, customer routing and data capture
•Piloting multiple B2B pilot programs, one example being an early-stage partnership with a large national roofing and basement contractor, to empower homeowners to leverage equity in their homes to protect and invest in their homes by financing projects through Better’s One Day HELOC products
•Effecting a reverse stock split of Better’s common stock at a ratio of one post-split share for every 50 pre-split shares – see additional details below
For more information, please see the detailed financial data and other information available in the Company’s interim report on Form 10-Q, to be filed with the Securities and Exchange Commission (the “SEC”), and the investor presentation on the investor relations section of the Company’s website.
1-for-50 Reverse Stock Split:
Better today announced that it will effect a reverse stock split of its common stock at a ratio of one post-split share for every 50 pre-split shares. At the Company’s annual meeting of stockholders held on June 4, 2024, the Company’s stockholders approved the proposal to authorize one or more amendments to the Company’s Amended and Restated Certificate of Incorporation to effect one or more reverse stock splits of the Company’s Class A common stock, Class B common stock and Class C common stock, par value $0.0001 per share, at a ratio ranging from any whole number between 1-for-2 and 1-for-100 and in the aggregate not more than 1-or-100, inclusive, as determined by the Company’s Board of Directors, in its discretion. On August 1, 2024, the Company’s Board of Directors approved a 1-for-50 reverse stock split ratio.
The reverse stock split is expected to become effective at 6:00 p.m. New York Time on Friday, August 16, 2024. The Company’s Class A common stock is expected to begin trading on a split-adjusted basis when the market opens on Monday, August 19, 2024. The Company’s Class A common stock and public warrants will continue to be traded on The Nasdaq Capital Market under the ticker symbols “BETR” and “BETRW,” respectively.
Upon effectiveness of the reverse stock split, every 50 shares of the Company’s issued and outstanding common stock will be converted automatically into one issued and outstanding share of Class A common stock, Class B common stock and Class C common stock, as applicable. Stockholders holding their shares electronically in book-entry form are not required to take any action to receive post-split shares. Stockholders owning shares through a bank, broker, or other nominee will have their positions automatically adjusted to reflect the reverse stock split, subject to their brokers’ particular processes, and will not be required to take any action in connection with the reverse stock split. The reverse stock split will affect all stockholders uniformly and will not alter any stockholder’s percentage interest in the Company’s equity, except to the extent that the reverse stock split would result in a stockholder owning a fractional share. Fractional shares will not be issued through the reverse stock split. Instead, holders of the common stock that would otherwise receive fractional shares will be entitled to receive a pro rata portion of cash proceeds from the aggregation and sale of all fractional shares by the exchange agent.
Proportional adjustments will be made to the number of shares of common stock underlying the Company’s outstanding warrants and convertible note, the number of shares issuable under equity awards outstanding under the Company’s equity incentive plans, as well as the exercise or conversion price, as applicable, of such warrants, convertible note and equity awards.
Following the reverse stock split, the Company’s Class A common stock will have a new CUSIP number 08774B508. The CUSIP number for the Company’s Class B common stock, Class C common stock and public warrants will not change.
In connection with the reverse stock split, the Company will effect an adjustment to its authorized shares of common stock, such that the 1,800,000,000 authorized shares of Class A common stock will be reduced to 36,000,000 authorized shares of Class A common stock, the 700,000,000 authorized shares of Class B common stock will be reduced to 14,000,000 authorized shares of Class B common stock and the 800,000,000 authorized shares of Class C common stock will be reduced to 16,000,000 authorized shares of Class C common stock. The par value per share of common stock and number of authorized shares and par value of preferred stock will not change.
 Additional information about the reverse stock split can be found in the Company’s definitive proxy statement filed with the SEC on April 22, 2024, which is available free of charge at the SEC’s website, www.sec.gov, and on the Company’s website at www.better.com. Additional information regarding this reverse stock split can be found in the Company’s Form 8-K expected to be filed on August 8, 2024.
Webcast
Better will host a live webcast of its earnings conference call beginning at 8:30am ET on August 8, 2024. To access the webcast and related presentation, or to register to listen to the call by phone, go to the investor relations section of the Company’s website at investors.better.com or click the “Attendee Registration Link” below. Please join the webcast at least 10 minutes prior to start time. A replay will be available on the investor relations website shortly after the call ends.
* Webcast Details *
Event Title: Better Home & Finance Holding Company Second Quarter 2024 Results
Event Date: August 8, 2024 08:30 AM (GMT-04:00) Eastern Time (US and Canada)
Attendee Registration Link:
https://events.q4inc.com/attendee/847122873
About Better
Since 2017, Better Home & Finance Holding Company (NASDAQ: BETR; BETRW) has leveraged its industry-leading technology platform, Tinman™, to fund more than $100 billion in mortgage volume. Tinman™ allows customers to see their rate options in seconds, get pre-approved in minutes, lock in rates and close their loan in as little as three weeks. Better’s mortgage offerings include GSE-conforming mortgage loans, FHA and VA loans, and jumbo mortgage loans. Better launched its “One Day Mortgage”

program in January 2023, which allows eligible customers to go from click to Commitment Letter within 24 hours. Better was named Best Online Mortgage Lender by Forbes and Best Mortgage Lender for Affordability by WSJ in 2023, ranked #1 on LinkedIn’s Top Startups List for 2021 and 2020, #1 on Fortune’s Best Small and Medium Workplaces in New York, #15 on CNBC’s Disruptor 50 2020 list, and was listed on Forbes FinTech 50 for 2020. Better serves customers in all 50 US states and the United Kingdom.
Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of federal securities laws. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Such factors can be found in the Company’s annual report on Form 10-K and the Company’s quarterly reports on Form 10-Q, which are available, free of charge, at the SEC’s website at www.sec.gov. New risks and uncertainties arise from time to time, and it is impossible for Better to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Better undertakes no obligation, except as required by law, to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.
Amounts described as of and for the quarter ended June 30, 2024 represent a preliminary estimate as of the date of this earnings release and may be revised upon filing our Quarterly Report on Form 10-Q with the SEC. More information as of and for the quarter ended June 30, 2024 will be provided upon filing our Quarterly Report on Form 10-Q with SEC.
SELECTED FINANCIAL DATA, NON-GAAP MEASURES AND DEFINITIONS
Following are tables that present selected financial data of the Company. Also included are reconciliations of non-GAAP measures to their most comparable GAAP measures and definitions of certain key metrics used herein.
Results of Operations

	Three Months Ended June 30,	Three Months Ended March 31,
(Amounts in thousands)	2024	2024
Revenues:
Gain on loans, net	$23,382	$15,652
Other revenue	2,881	2,817
Net interest income
Interest income	9,397	8,636
Interest expense	(4,245)	(4,854)
Net interest income	5,152	3,782
Total net revenues	31,415	22,251
Expenses:
Compensation and benefits	35,254	38,073
General and administrative	15,156	14,047
Technology	6,582	5,458

Marketing and advertising	8,531	4,554
Loan origination expense	791	2,577
Depreciation and amortization	7,990	9,074
Other expenses	(879)	(183)
Total expenses	73,425	73,600
Loss before income tax expense	(42,010)	(51,349)
Income tax expense/(benefit)	203	143
Net loss	($42,213)	($51,492)

Summary Condensed Balance Sheet

(Amounts in thousands, except share and per share amounts)	June 30,
2024
Assets
Cash and cash equivalents	$320,936
Restricted cash	26,464
Short-term investments	57,844
Mortgage loans held for sale, at fair value	349,206
Loans held for investment (net of allowance for credit losses)	31,260
Other combined assets	171,203
Total Assets	$956,913
Liabilities, Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Liabilities
Warehouse lines of credit	$247,354
Accounts payable and accrued expenses	62,267
Convertible Note	516,394
Other combined liabilities	86,838
Total Liabilities	912,853
Stockholders’ Equity (Deficit)
Additional paid-in capital	1,852,344
Accumulated deficit	(1,797,781)
Other combined equity	(10,503)
Total Stockholders’ Equity (Deficit)	44,060
Total Liabilities, Convertible Preferred Stock, and Stockholders’ Equity (Deficit)	$956,913

Use of Non-GAAP Measures and Other Financial Metrics
We include certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including Adjusted EBITDA, Adjusted Net Income (Loss) and other key metrics.
We calculate Adjusted Net Income (Loss) as net income (loss) adjusted for the impact of stock-based compensation expense, change in the fair value of warrants, change in the fair value of bifurcated derivative, and other non-core operational expenses. We calculate Adjusted EBITDA as net income (loss) adjusted for the impact of stock-based compensation expense, change in the fair value of warrants, change in the fair value of bifurcated derivative, and other non-recurring or non-core operational expenses, as well as interest and amortization on non-funding debt (which includes interest on the Convertible Note (as defined in our Form 10-Q)), depreciation and amortization expense, and income tax expense. These non-GAAP financial measures should not be considered in isolation and are not intended to be a substitute for any GAAP financial measures. These non-GAAP measures provide supplemental information that we believe helps investors better understand our business, our business model and how we analyze our performance. We also believe these non-GAAP financial measures improve investors’ and analysts’ ability to compare our results with those of our competitors and other similarly situated companies, which commonly disclose similar performance measures.
However, our calculation of Adjusted EBITDA and Adjusted Net Income (Loss) may not be comparable to similarly titled performance measures presented by other companies. Further, although we use these non-GAAP measures to assess the financial performance of our business, these measures exclude certain substantial costs related to our business, and investors are cautioned not to use such measures as a substitute for financial results prepared according to GAAP. Non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. As a result, non- GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our financial results prepared and presented in accordance with GAAP.
Reconciliation of Non-GAAP Metrics

	Three Months Ended June 30,	Three Months Ended March 31,
(Amounts in thousands)	2024	2024
Adjusted Net Loss
Net (loss) income	($42,213)	($51,492)
Stock-based compensation expense	7,565	8,760
Change in fair value of warrants and equity related liabilities	102	(823)
Restructuring, impairment, and other expenses	184	721
Adjusted Net Loss	($34,362)	($42,834)
Adjusted EBITDA
Net (loss) income	($42,213)	($51,492)
Income tax expense / (benefit)	203	143
Depreciation and amortization expense	7,990	9,074

Stock-based compensation expense	7,565	8,760
Interest and amortization on non-funding debt	1,668	2,664
Restructuring, impairment, and other expenses	184	721
Change in fair value of warrants and equity related liabilities	102	(823)
Adjusted EBITDA	($24,501)	($30,953)

Key Metrics
This press release refers to the following key metrics:
Funded Loan Volume represents the aggregate dollar amount of all loans funded in a given period based on the principal amount of the loan at funding. Purchase Loan Volume represents the aggregate dollar amount of purchase loans funded in a given period based on the principal amount of the loan. Refinance Loan Volume represents the aggregate dollar amount of refinance loans funded in a given period based on the principal amount of the loan. D2C represents the aggregate dollar amount of loans funded in a given period based on the principal amount of the loan at funding that have been generated from direct interactions with customers using all marketing channels other than our B2B partner relationships. HELOC loan volume represents the aggregate dollar amount of HELOC loans funded in a given period based on the principal amount of the loan at funding. B2B represents the aggregate dollar amount of loans funded in a given period based on the principal amount of the loan at funding that have been generated through one of our B2B partner relationships. Total Loans represents the total number of loans funded in a given period, including purchase loans, refinance loans and HELOC loans. Self-funded loans is defined as our Loans Held for Sale as presented on our Balance Sheet less our Warehouse Lines of Credit as presented on our Balance Sheet.

For Investor Relations Inquiries please email ir@better.com